Filed by Brocade Communications Systems, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Foundry Networks, Inc.
Commission File: 000-26689
Brocade Communications Systems, Inc.

Transcript of Conference Call at 2:30 P.M. (Pacific Time) on July 21, 2008
CORPORATE PARTICIPANTS
Alex Lenke
Brocade Communications Systems, Inc. — Director, IR
Mike Klayko
Brocade Communications Systems, Inc. — CEO
Bobby Johnson
Foundry Networks, Inc. — CEO
Richard Deranleau
Brocade Communications Systems, Inc. — CFO
Tom Buiocchi
Brocade Communications Systems, Inc. — VP, Marketing
CONFERENCE CALL PARTICIPANTS
Aaron Rakers
Wachovia Securities — Analyst
Paul Mansky
Citigroup — Analyst
Sam Wilson
JMP Securities — Analyst
Doug Ireland
JMP Securities — Analyst
Brent Bracelin
Pacific Crest Securities — Analyst
Jayson Noland
Robert Baird & company — Analyst
Mark Sue
RBC Capital Markets — Analyst
Kaushik Roy
Pacific Growth Equities — Analyst

PRESENTATION

Operator
Good day ladies and gentlemen, and welcome to the Brocade Communications Systems, Inc. Conference Call. My name is [Lakeisha], and I will be your coordinator for today.
At this time, all participants are in listen-only mode. We will be facilitating a question-and-answer session towards the end of this call. (OPERATOR INSTRUCTIONS).
I would now like to turn the presentation over to your host for today’s call, Alex Lenke, Director of Investor Relations. Please proceed.

Alex Lenke - Brocade Communications Systems, Inc. — Director, IR
Thank you. Good afternoon everyone. I’m Alex Lenke, Brocade’s Director of Investor Relations. Joining me today are Mike Klayko, Brocade’s CEO, Bobby Johnson, Foundry’s CEO, and Richard Deranleau, Brocade’s CFO, and Tom Buiocchi, Vice President of Marketing for Brocade.
Before we begin, let me cover some housekeeping items. This afternoon, Brocade issued a press release announcing that we have entered into a definitive agreement under which Brocade will acquire Foundry, subject to the approval of Foundry’s shareholders, regulatory approval, and certain closing conditions.
Additionally, Foundry issued a release announcing their Q2 results for the period ending June 30, 2008. These press releases were issued via PR Newswire and First Call, and are available on our website at www.brocade.com, and on Foundry’s website at www.foundrynet.com respectively.
This conference is being audio webcast, and will be archived on Brocade’s website for approximately three months. The telephone and webcast replay will be available as soon as practicable. To access the telephone replay, dial 888-286-8010, or 617-801-6888. The pass code is 89851579.
As a reminder, the information that presenters discuss today will include forward-looking statements, including without limitation, statements about the anticipated financial and strategic benefits of the acquisition, Brocade’s future financial performance, and market opportunities, and Foundry’s second quarter financial results. These forward-looking statements are only predictions and involve risks and uncertainties, such that actual results may differ vary significantly.
These and other risks are set forth in more detail in Brocade’s Form 10-Q for the fiscal quarter ended April 26, 2008 and Form 10-K for the fiscal year ended October 27, 2007, and Foundry’s Form 10-Q for the fiscal quarter ended March 31, 2008 and Form 10-K for the fiscal year ended December 31, 2007.
The forward-looking statements reflect beliefs, estimates, and predictions as of today, and neither company expressly assumes any obligation to update any such forward-looking statement.
I will now turn the call over to Mike.

Mike Klayko - Brocade Communications Systems, Inc. — CEO
Thanks Alex. Good afternoon, and thank you for joining us today. I am pleased to be speaking to you about today’s exciting announcement regarding our agreement to acquire Foundry. Specifically, I’d like to cover the following on the call today: a quick overview of the transaction, our vision as to how it fits into the broader industry context, and the key benefits to our customers and shareholders. Bobby will add some comments from his perspective, and then Richard will provide more details on the financial aspects of the transaction, as well as our approach to integration.
As you may have already seen from this afternoon’s press release, Brocade and Foundry have entered into a definitive agreement under which Brocade will acquire Foundry in a primarily cash transaction valued at approximately $3 billion. We expect the transaction will be completed in the fourth quarter of calendar 2008, subject, of course, to approval by Foundry’s shareholders, regulatory approval, and certain other closing conditions. The transaction will be accretive to Brocade in our fiscal 2009, and in a few minutes, Richard will provide some more metrics and detail around this.

We believe the combination of Brocade and Foundry will significantly benefit our customers, our shareholders, and the employees of both companies. This is an important step that builds on our vision for evolving next-generation data centers and networks. Just to be clear, this combination is about accelerating growth, with the ability to address larger markets today, and the positioning and capabilities to proactively capitalize on new evolving market opportunities. The time for the strategic combination is now. It is evident that the networks of today, from the Internet to corporate LANS to mission-critical data center networks are undergoing dramatic, dynamic change in architectural reconsideration.
Network traffic and data growth continues to expand at unprecedented levels. Customers and users have increased expectations for performance and reliability. They’re asking for more choices and for more integrated solutions. Technologies and standards are evolving, and the word “convergence” is everywhere. Virtualization technologies are helping to drive consolidation, but with significant implications for next-generation networks. Very few companies can proactively address these changes across the realm of the enterprise and service provider networks.
Brocade is the clear leader and innovator in data center and storage networking solutions. Foundry is a leading innovator of high performance data networking solutions. For those of you on the call who may not be as familiar with Foundry, they are an excellent company with many of the same leadership characteristics that we are proud of here at Brocade. They have been delivering innovative and high-performance networking solutions throughout their 12-year existence, and their customers will tell you that Foundry has absolute commitment to superior quality and outstanding customer support.
Financially, they are also very strong, with healthy margins and a pristine balance sheet. We’re very proud to be joining forces with such a strong, well respected organization.
With today’s announcement Brocade will be in a very compelling market position with the ability to provide customers with industry-leading networks on both sides of the server, from LAN to SAN, from the Internet to the heart of the data center. In other words, this strategic combination allows us to address the evolution of these networks with the highest performance and the highest reliability product in the market today, with the most advanced technology for the future.
This deal brings together two strong companies that share common leadership traits, such as industry-leading innovation, state-of-the-art technology, world-class support and service, and important relationships with industry partners to enable best of breed solutions. We also expect this combination to result in unique synergies in the areas of technology and customer segments, as well as distribution channels to customers.
We are confident that, with the combined entity, we’ll be in a strong position to accelerate our innovation, growth and market presence in a very profitable and healthy manner, and become a broad leader in delivering high performance, highly reliable networking solutions.
We believe that this combination will result in a value proposition that is extremely compelling to customers. Customers have been telling us directly about the unprecedented challenge they face today. Specifically, they have told us that managing the growing volumes of corporate data remains a monumental task that is only getting more difficult. They need next-generation networking and data center infrastructures to better address the problem. Our recent research shows that they have a long list of challenges and technologies they must consider in these environments, and that they are frustrated by a lack of reliable choices in integrated solutions.
The combination of Brocade and Foundry will provide industry-leading technology and solutions to address these evolving customer problems, and we expect it to help accelerate our pace of innovation and customer penetration in our dynamic and growing target markets.
The proposed combination also has compelling strategic and financial merits to both Brocade and Foundry shareholders. Foundry shareholders will receive a meaningful premium at the close of the transaction, and Brocade shareholders will get ownership of a larger, more strategically positioned company with additional differentiation, broader technical and product leadership, and more diverse talent. Most importantly, we are creating the ability to generate greater returns via scaled model and stronger growth opportunities.
These broadened and enhanced opportunities are also key benefits to our employees. The transaction is all about combining two strong companies to create a larger, even stronger company with more diversity and opportunities. And a joint employee base and talent pool is probably the most important asset that we have going forward.
With that overview, I am pleased to ask Bobby to make a few comments from his perspective.

Bobby Johnson - Foundry Networks, Inc. — CEO
Thank you Mike. Let me first start by saying that Foundry’s Board and Management fully support this transaction, and that we share your view on the benefits you described to both customers and shareholders.

Foundry’s heritage has been one of being an industry pioneer innovator and ongoing technology leader. In the past 12 years, we have continually provided meaningful innovation to our 15,000 customers worldwide. In order to fully capitalize on the evolving trends of convergence and next-generation networking, it is clear that breadth and depth of technology, the ability to rapidly innovate, and the commitment to deliver the most reliable solutions are characteristics we must continue to incorporate in to our future at a world-class pace.
The combination of Brocade and Foundry brings the best possible set of strengths to meet these needs, along with a compelling vision and operational excellence of both companies. As everyone knows, I’ve been in the networking business for more than 30 years, and I believe that combination of Brocade and Foundry will be unique in its ability to deliver a breadth of world-class networking solutions, with industry-leading performance and reliability.
Mike, I am very pleased to say that we are entering this union just having completed a great second quarter. Overall, we delivered the second-best revenue level in the company’s history, we improved our already strong gross margins, and we expanded our operating margins. In addition, we achieved an all-time record quarter in a North American commercial business, and our book-to-bill ratio was greater than one.
Now, I’ll turn the call over to Richard for some more details on the financial aspect transaction.

Richard Deranleau - Brocade Communications Systems, Inc. — CFO
Thank you Bobby. As Mike and Bobby have highlighted, we are very excited about the benefits of this combination for the market, our customers, and our respective shareholders. One housekeeping item; as I go through the script, there will be accompanying slides on the website that will provide numerical information that will help you understand our base case assumptions. Today, I will add more detail on the transaction, synergies, and underlying assumptions, as well as outline at a high level our integration philosophy and execution plan.
As we are just beginning the integration planning process, we will give you as much information as we can today, with a commitment to update you in greater detail at our Analysts’ Day that we will be hosting on September 17th in San Jose.
This is a strategic acquisition, designed to provide us with a unique position in the marketplace, with expanded opportunities to drive growth in a large, evolving marketS. The two companies are market innovators with leading products, and each brings strong financial performance and discipline to the combination. Unlike the McDATA transaction, this combination is not about cost synergies. It is about two financially strong companies which together have significant capabilities to grow the top line, while accelerating both earnings growth and cash generation.
The result will be an additional strength and scale to take advantage of the leverage that exists in our financial model, and a combined company with robust income statement, balance sheet, and cash flow metrics.
First, let me share some specifics of the transaction. The total transaction will be priced at approximately $19.25 per share, or approximately $3 billion. Foundry shareholders will receive $18.50 in cash, and approximately 0.09 shares of Brocade common stock for each common share of Foundry, or approximately 12 million shares of Brocade common stock. While we are very mindful about dilution to our shareholder base, the Foundry Board believes strongly in the power of this transaction, and this relatively small amount of dilution provides some upside to the Foundry shareholder base, which was important to the Foundry Board.
Brocade will be utilizing approximately $1.4 billion in cash from the two companies’ balance sheets, and has secured approximately $1.5 billion in debt for the transaction. The offer is fully funded with committed financing. Both companies have suspended their stock repurchase program, since paying off the debt is more accretive to the earnings, and therefore offers a better return to our shareholders.
Now, I would like to lay out for you several of our preliminary assumptions regarding the financial aspects of the combined company. The transaction is expected to be accretive to Brocade by 5% in fiscal 2009 and 20% in fiscal 2010. The accretion accelerates as we pay down the financing debt.
From a revenue perspective, we are assuming that there will be no reduction of revenue from lost customers or market share based on this transaction. As is consistent with accounting for business combinations, there will be a purchase price adjustment that will reduce the carrying value of Foundry’s deferred revenue. Our preliminary estimate is that this will reduce Foundry revenue by approximately $20 million in fiscal year ‘09, and as you have seen in prior transactions, we expect that this reduction in deferred service and support revenue will decline to a de minimis amount over a two-year period. And while we believe there is significant upside revenue potential from the combination, we have not included any positive revenue synergies in our base case model.

However, some examples of where we believe positive revenue synergies may exist include: leverage of Brocade’s OEM distribution ecosystem; leverage of Foundry’s channel ecosystem; leverage of Brocade’s international presence; and leverage of Foundry’s Federal governments presence. We will focus on further identifying and quantifying these opportunities during our integration process, but again, they are not included in our base case model and preliminary expectations that we are presenting to you today.
Turning now to cost synergies, let me walk you through where we believe opportunities exist, again, keeping in mind that this combination is more about growth than cost savings. We expect that we will be able to generate significant synergies out of our combined supply chain. This would include consolidating suppliers, leveraging common material purchases, and efficiencies in logistics.
In addition, we believe that with common engineering talents, we can redesign both companies’ products for lower cost of production. We plan to invest in these improvements in FY 2009, and expect to realize approximately $30 million to $33 million of cost improvement synergies from these efforts in fiscal year 2010.
On the G&A side, there is obviously a certain level of cost associated with being a public company. We anticipate that a significant portion of these costs will be eliminated when the two companies combine, and expect to realize approximately $10 million to $12 million of synergies from these items in fiscal 2010. We are not anticipating significant synergies in either R&D or sales and marketing.
From a tax perspective, we believe there is longer-term opportunity to drive efficiency in the combined companies’ tax structure, but as this requires a longer timeframe, we have not included those in the base case model. We will update you when we have firmer plans in this area.
Our preliminary estimates are for a total of net synergies of approximately $20 million to $28 million in fiscal year ‘09, and $40 million to $45 million in fiscal year ‘10. For 2009, we expect the synergies will occur in the second half of the fiscal year. For 2010, we expect to achieve our synergy ranges in our Q1 2010.
Finally, we anticipate that there will be one-time cash restructuring and other costs associated with this transaction. These costs will include such things as lease write-offs, severances, or other transaction-related fees and expenses. We are currently estimating these costs to be in a range of $5 million to $10 million.
From a diluted shares outstanding basis, it is important to note that we are anticipating issuing approximately 12 million shares, and assuming approximately 23 million option shares. These are the assumptions that we are using in our base case financial model. As we go through the integration planning process, we expect that we will learn much more about our combined company. We plan to share how that learning has impacted our base case model with you in detail at our September 17 Analysts’ Day in San Jose.
In addition to the strong financial aspects of this transaction, we believe that the combined entity will have a long list of complementary of skills and assets that result in greater business diversification, lower enterprise risks, and many new opportunities for potential leverage.
Immediately, we believe that the company will have a stronger opportunity to further penetrate larger and more dynamic segments of the networking industry, particularly the high growth performance-sensitive GigE and 10 GigE segments and the important data center segments that are beginning to contemplate network convergence.
We also anticipate that further diversification and opportunities for positive synergies will come from many aspects of the business. Some examples are: technology areas, where we have complementary skill sets in developing high-performance systems from a variety of important networking protocols; customer concentration, where we will realize improved diversification of revenue from Brocade’s high concentration today; a much broader and more strategic customer footprint on both sides of the server, the same server where convergence is expected to begin to play a bigger role in 2009 and beyond; significant diversification in vertical market concentration; potentially, very complementary selling efforts in additive channel opportunities; and finally, we expect to benefit from a more balanced global demand picture in potential sales leverage within certain geographies. Our geographic split worldwide will immediately become more balanced, and we will have opportunities to leverage pockets of strength in each major geography.
Again, our belief is that the result of the combination is a larger, more robust organization with a broader base of strength and substantial opportunities for positive leverage and cross-selling.

I will now turn to a discussion of our balance sheet. This transaction is putting the strong cash balances of Brocade and Foundry to work for shareholders by helping to create a much stronger combined entity with greater growth opportunities today and in the future. Between the cash and the equivalent’s level after the close of the transaction, and the available credit facilities, we are comfortable with the level of liquidity in the new company.
While there will be an initial impact on our working capital metrics, we believe we will be able to maintain best-in-class DSO and inventory efficiencies in the combined company. We believe that the proposed leveraging on our combined balance sheet is prudent, given the strategic nature of this acquisition, and our combined ability to reduce the leverage over time with strong cash generation from operations. Since 2006, both companies have delivered strong and increasing cash flow from operations. We plan to maintain a cash balance of approximately $400 million at the close of the transaction for operational purposes, and to use our cash generation capabilities to reduce our net debt position. In addition, the company will have a $125 million credit line for liquidity purposes.
In order to rationalize our cost of capital, we expect to continue to carry a certain level of debt as a more permanent component of our capital structure. We expect our debt to EBITDA ratio at the end of fiscal year 2009 to be in a range of 2.4 to 2.5.
Next, let’s discuss cash flow in a bit more detail. For fiscal year 2009, we expect to generate cash from operations in a range of $100 million to $140 million per quarter, at which rate we would generate enough cash to pay off the portion of the debt that we do not intend on carrying forward as a part of our capital structure. We would expect this to happen in approximately 9 to 11 quarters of combined operations. Note that our ability to generate cash and pay down the debt strongly improves the accretive nature of this acquisition. This will be our primary focus for the use of cash generation by operations, as it will accelerate the returns to our shareholders.
The assumptions that we have talked about today constitute our base case analysis, and have helped to quantify our conviction that this is a financially sound transaction. We are acquiring a strong financial company, which when combined with Brocade’s existing operational model will allow us to invest in growth accelerators. The transaction will be accretive in our fiscal year ‘09, and accretion is expected to accelerate in 2010 and beyond. And Foundry’s robust operating model allows Brocade to remain comfortably in our existing long-term financial model without interruption.
Before I turn the call back over to Mike, let me spend a minute on integration. Clearly, we are very pleased with the successful integration of McDATA, and we feel that we have the right focus, team, and playbook to successfully integrate Brocade and Foundry. We will apply similar principles, while understanding that this integration is primarily focused on accelerating growth in strategic positioning. Brocade will lead the integration effort, but we will work closely with Bobby and his team to identify and realize the positive synergies that we have identified on this call. We know that this is critical that we get the integration right from the start, and that it is essential that we retain the skills and capabilities of the strong Foundry team.
We have a strong understanding of our customers, and of our partners, and our market needs, our supply chain, and our cost structure. We will devote significant attention and resources, including the use of strategic advisors where required to ensure a smooth, efficient, and quick integration. We will update you more on the integration process and resulting financial model at our September 17th Analysts’ Day in San Jose.
Now, I would like to turn the call back over to Mike for some concluding comments.

Mike Klayko - Brocade Communications Systems, Inc. — CEO
Thanks Richard, and thank you Bobby. I hope you can appreciate why we are incredibly excited about this transaction. We are entering into this opportunity with synergistic leadership across the breadth of the networking industry. We expect to accelerate innovation and grow our joint position in the large and dynamic networking market. We will be uniquely from LAN to SAN on both sides of the server, from the Internet to the heart of the data center, to address the trends of convergence and evolving next-generation networks.
We have a long list of complementary skills and assets, from technology to partners, to routes to market, to customers, that we can leverage for greater market presence and impact. And finally, we have a team with a proven track record for quickly integrating to maximize evolving markets and revenue opportunities.
We are fully committed to creating innovative solution for our customers and ongoing value for our shareholders. The compelling, compelling combination of Brocade and Foundry will allow us to accelerate our achievement in each of these areas.
With that, we are very happy to take your questions. Operator, please open up the call for questions.

QUESTION AND ANSWER

Operator
(OPERATOR INSTRUCTIONS).
Aaron Rakers, Wachovia.

Aaron Rakers - Wachovia Securities — Analyst
Yes, thanks guys. Can you hear me?

Mike Klayko - Brocade Communications Systems, Inc. — CEO
Yes we can.

Aaron Rakers - Wachovia Securities — Analyst
Okay, hey guys. Thanks a lot for taking a question. I guess, just for starters, maybe we could talk a little bit about the synergies and how we get there in fiscal ‘09, maybe wrapping some color around, is there product realization efforts, is there headcount reductions that are basically baked into that assumption, any type of key areas would be helpful, or maybe it is all revenue growth.

Mike Klayko - Brocade Communications Systems, Inc. — CEO
So Aaron, this is Mike. First and foremost, it is a lot of revenue growth that we have opportunities in front of us. From an operational standpoint, we looked, we’re not deep into this in terms of all the product and so forth, but there’s different markets that are converging together. There will be some there, but we’re talking about the ability to take very talented people and bring new markets, new products to market in a very, very rapid fashion to even address some of the things that aren’t being addressed today. And we’re going to be the only alternative out there that can go all the way from the Internet to the heart of the data center; so it’s about growth Aaron.

Richard Deranleau - Brocade Communications Systems, Inc. — CFO
So a couple more things Aaron, this is Richard. As you see on the slides, really there’s two primary areas that we’re looking at. In the cost of product production area, I laid out some examples. You can see, we’re going to be doing $12 million to $16 million in ‘09, $30 million to $33 million as we’re able to do a couple of things. One is to look at consolidating our supply chain, leveraging custom, common components, etc. Some of that will require some engineering efforts, which is why you see some of that coming in fiscal year ‘10.
The second major area of around the G&A, and it’s primarily really about those costs that are borne by being a public company. You can imagine, D&O insurance, security listing, things along that line. But from your modeling perspective, think about ‘09 and those being in the back half of the year, and us entering, or at least in our Q1 of 2010, we expect to be at a full level of synergies. We are not expecting synergies in R&D or in sales and marketing. To expand on Mike’s point; that’s an area where we intend to leverage the huge potential upside.

Aaron Rakers - Wachovia Securities — Analyst
And can you give us some color as to maybe the headcount position of Foundry at this point, and whether you anticipate headcount rationalization efforts as well in those assumptions.

Bobby Johnson - Foundry Networks, Inc. — CEO
So this is Bobby. Our headcount is approximately 1,100, so we’re just shy of that, the specific number is approximately 1,069.

Richard Deranleau - Brocade Communications Systems, Inc. — CFO
And then Aaron, again, we’re not focusing on headcount; we’re focusing on some of the other things. So there may be more of that to share with you in September, but right now, I wouldn’t look for the cuts this is definitely not a McDATA transaction. This is about driving top-line growth.

Aaron Rakers - Wachovia Securities — Analyst
And I guess final question, and I’ll cede the floor, maybe just a higher level question, why now, what was the ultimate driver of this decision? I’m assuming it has a lot to do with kind of the convergence and the moves towards ten gigabit Ethernet. I’m guessing, my takeaway is that it kind of appears a bit defensive, or positioning just relative to having protected yourself if 10 GigE really does start to materialize.

Mike Klayko - Brocade Communications Systems, Inc. — CEO
There’s a bunch of reasons that we could talk about, but first and foremost, we’re both very strong companies, we both have very strong roadmaps, and when you put the two together, when you look at what customers are trying to do around the areas of convergence, elimination of complexity, re-architecturing the data center and so forth, the compelling value proposition that we can bring together is absolutely amazing.
And add to that the requests that we’re having from customers for, to have alternatives brought to them in the marketplace, it is maybe just very compelling to do it right now when we’re both in a position of strength.

Aaron Rakers - Wachovia Securities — Analyst
Thanks guys.

Operator
Paul Mansky, Citigroup.

Paul Mansky - Citigroup — Analyst
Great, thank you. First and foremost, congratulations on the transaction. I observe, knowing both companies, I observed culturally there’s a lot of similarity, so certainly see a fit there. But what I’m trying to get my hands around is obviously the disparity with go-to-market strategy. Brocade is very OEM-centric. You’ve always kind of maintained that was always something that was very strictly kind of maintained. Foundry is very much more of a direct/channel partner strategy. Now, how are you going to reconcile that, particularly with some of your larger OEMs, a la an HP, who is to varying degrees a Foundry competitor?

Mike Klayko - Brocade Communications Systems, Inc. — CEO
Yes, it’s a good question, and I’ll tell you Paul, it’s also one of the things that, it’s one of the biggest opportunities when you look at where we are, our revenue comes from with, we have a high concentration outside the US; Foundry, great concentration inside the US, great penetration inside of Federal. It’s very, very complementary from that standpoint.
When I talked to the partners, which I’ve had the opportunity to do now, our customers and our OEM partners right now are actually quite excited about this transaction. And so I think it’s going to be very complementary, and when we look at it, it’s just going to allow us to drive revenue through more channels that maybe we couldn’t have done in the past.
And then when you leverage the field forces that we both have, because we have a very high direct touch model today, it’s even going to allow us to leverage them with more arrows in the quiver.

Paul Mansky - Citigroup — Analyst
And then, going back to the Technology Day, obviously, you alluded to a lot of work with a Tier-1 partner, layer two and three. Suffice it to say, I guess the cat is sufficiently out of the bag now. Is it fair to assume that that was indeed Foundry? And does that, does today’s announcement do anything with respect to timing of deliverables around any type of more cohesively integrated solutions?

Mike Klayko - Brocade Communications Systems, Inc. — CEO
Actually Paul, it wasn’t. That was, I think we were developing some new technologies, I think what you’re referencing is when we talked about FCOE and some 10-Gig technologies, and no that was not with Foundry. That was independent of that.

Paul Mansky - Citigroup — Analyst
Okay, and then so going back to I guess the root of the question, does today’s announcement change the timeline with respect to some of that CEE integration, vis-a-vis the DCX platform?

Mike Klayko - Brocade Communications Systems, Inc. — CEO
Not at all. It won’t in fact, it just complements what we’ve currently got on plans, and with what Foundry had on plans.

Paul Mansky - Citigroup — Analyst
Perfect, thank you very much.

Operator
Sam Wilson, JMP Securities.

Doug Ireland - JMP Securities — Analyst
Thank you; this is Doug Ireland for Sam Wilson. You announced very recently plans to build a new headquarters. I was wondering if you could talk a little bit about what your plans are now in terms of housing the two staffs together. Are we going to continue?

Mike Klayko - Brocade Communications Systems, Inc. — CEO
Yes, Doug this is Mike. There’s no change in plans at all. I mean, it’s moving ahead as we outlined in the past.

Doug Ireland - JMP Securities — Analyst
And how about the new real estate that you’re taking over, will that be just —?

Mike Klayko - Brocade Communications Systems, Inc. — CEO
So just real quick; the way we had structured the real estate transaction for Brocade was in anticipation of growth, and we had some fairly accretive options that were available to us, so in addition, it just turns out quite nicely that some of the facilities that Foundry has are, will be coming up for renewal at basically a very similar time to where our facilities will be ready, so it creates an opportunity for both companies to create a co-location and a campus in a very financially friendly way.

Doug Ireland - JMP Securities — Analyst
Great, thank you.

Operator
Brent Bracelin, Pacific Crest Securities.

Brent Bracelin - Pacific Crest Securities — Analyst
Thank you; a couple of high-level questions if I could. Mike first off, does the Foundry acquisition here signal an internal change in your thoughts as far as the adoption of fiber channel or Ethernet, did that play a factor in the decision around timing? And then as it relates to your customer base, is there increasing interest around fiber channel over Ethernet?

Mike Klayko - Brocade Communications Systems, Inc. — CEO
The answer is “no” on the first one. The timing, we still believe that we have outlined in many of our previous discussion as well as the Technology Day is still our belief that has no difference, I mean we haven’t had a change in that opinion at all in terms of the timing.
And the second part of your question is addressed to what?

Brent Bracelin - Pacific Crest Securities — Analyst
As far as the customer base, obviously if they’re not asking for it, it sounds like your timing hasn’t changed. The second follow-up here would be with your OEMs, clearly it sounds like you’ve succeeded well with your OEM customers, where one of your competitors obviously is going more direct. Now that Foundry has that direct distribution channel, does that change your relationship with the OEMs at all? What’s the response and how are you going to address that?

Mike Klayko - Brocade Communications Systems, Inc. — CEO
Sure, from the customer base, nothing has changed, so what we outlined to you and what our customers had said back to us is still consistent with what we told you in previous calls. And from an OEM base, no I don’t believe it’s going to cause any conflict. We’re not going to change the go-to-market. What we can do is enhance our go-to-market models to take advantage of the opportunities that will now be available to us.

Brent Bracelin - Pacific Crest Securities — Analyst
And my last question is around growth; Foundry grew 12%, you talked about this acquisition accelerating the growth opportunity. Does that imply the kind of traditional market you’re going after is growing less than 12%, and this would enhance it? Or is there something above and beyond kind of what you’re outlining where you expect actually to see some revenue synergies here?

Tom Buiocchi - Brocade Communications Systems, Inc. — VP, Marketing
Hey, Brent, this is Tom. So our market is clearly outlined; we’ve outlined that we expected to grow 10% to 15% in the storage area networking marketplace. We think the addition of the new markets with the acquisition today helps to accelerate that. And then, as you know, there’s evolving emerging markets coming from this convergence that we think is going to be very rapid growth, although in the timelines that Mike just outlined.

Brent Bracelin - Pacific Crest Securities — Analyst
Okay, fair enough. Thank you.

Operator
Jayson Noland, Robert Baird.

Jayson Noland - Robert Baird & company — Analyst
Thank you. First, Bobby congratulations and what would your role be in the new company?

Bobby Johnson - Foundry Networks, Inc. — CEO
So, we have just concluded the deal at about 1:00 pm this afternoon. Let me, let me be clear; Brocade has acquired Foundry. Mike Klayko is the CEO. My role will be to support Mike, and we’ll work over the next few months to define my ongoing role. I love this technology, and for people that may not know the history here, Brocade and Foundry are more or less siblings. Seth Neiman of Crosspoint was the initial seed money for both companies. And so we’ve kept in touch with each other throughout the years, and this was a great opportunity for both sides.
So my role is still undefined. We’ll work on that, but I’m committed to making this happen, and I’m committed to helping Mike and both teams.

Mike Klayko - Brocade Communications Systems, Inc. — CEO
Thanks Bobby. Let me add one other piece of color to the point that we’ve been working up to the minute. We’re going to have this dialog. Anybody that’s got 30 years of experience, obviously we came up with roles, and there’s more things to do than there are hours in the day, so what we have to do is come up with something that keeps him within 24 hours a day of occupying his time, so there’s gong to be lots of opportunities.

Jayson Noland - Robert Baird & company — Analyst
Bobby has quite a following in the networking world, and obviously it would be great to be able to retain him, as well as the Foundry sales force.

Mike Klayko - Brocade Communications Systems, Inc. — CEO
Well, we agree.

Jayson Noland - Robert Baird & company — Analyst
Have you guys had a chance yet to review shared customers?

Mike Klayko - Brocade Communications Systems, Inc. — CEO
We haven’t at this point through the integration process because of the fact that when you look at the high level around the OEMs and where we’re prevalent and where Foundry has gotten most of the revenue, we can actually see the customer base. When you Venn diagram it out, there’s very little overlap, and so everything is an opportunity to sell, cross-sell both product sets.

Jayson Noland - Robert Baird & company — Analyst
And with that, with the revenue synergy, do you see a Foundry customer as an opportunity to pull in Brocade, or a Brocade customer to pull in Foundry, or maybe the combined entity going after a (inaudible) customer?

Mike Klayko - Brocade Communications Systems, Inc. — CEO
Well, absolutely there’s an opportunity for both. We have people on the street that will have a much larger product portfolio to carry, and everybody is facing the same issues. They’re all trying to figure out how to reduce costs, eliminate complexity from their environment, help with some of the compliance issues that they’re facing right now. And with that, they’re going through re-architectures, not only in the data center, but in the networking space. And we actually can provide solutions to both side, so it’s a very, very compelling value proposition.

Jayson Noland - Robert Baird & company — Analyst
Okay that’s great, and then one last question. On HP, have you spoken to HP? I mean, HP ProCurve and Foundry compete pretty aggressively in the field. I know there’s an excellent relationship with HP at Brocade. Have you spoken to them about this combined company?

Mike Klayko - Brocade Communications Systems, Inc. — CEO
We have; we’ve had dialogues, and I think there’s an opportunity for, there’s even opportunity there. I’ll just leave it at that.

Jayson Noland - Robert Baird & company — Analyst
Okay, thanks guys.

Alex Lenke - Brocade Communications Systems, Inc. — Director, IR
Operator, we’ll do two more questions please.

Operator
Mark Sue, RBC Capital Markets.

Mark Sue - RBC Capital Markets — Analyst
Thank you for reducing my research focus list.

Mike Klayko - Brocade Communications Systems, Inc. — CEO
Happy to help, Mark.

Mark Sue - RBC Capital Markets — Analyst
Just a question on the deal; I understand the growth synergies within the service (inaudible) segment of the data centers. What about the strategy for the traditional commercial segment? Should we assume that the enterprise segment will continue unchanged for some time? And also, what happens to Foundry’s name?

Mike Klayko - Brocade Communications Systems, Inc. — CEO
The company is called Brocade. But the product lines that live on are going to be very similar to what the customers are used to in terms of similarly we have DCX in the Brocade family, will continue the Foundry product lines going forward, so there will be no, the customers will be very, very familiar with what they’re buying, but it’s one company, one brand.

Mark Sue - RBC Capital Markets — Analyst
Got it, and then in terms of the, just the Federal sales, can you just remind us what that was for Brocade?

Tom Buiocchi - Brocade Communications Systems, Inc. — VP, Marketing
So Mark, this is Tom Buiocchi. We, it turns out because of our OEM model, we typically don’t track specific vertical installations because you don’t have visibility to that, so it’s difficult to say. But it is the minority of our sales. If I had to estimate, it’s probably in the 10-ish percent range, 10% to 15% range, but again, we don’t track that on a specific basis.

Mark Sue - RBC Capital Markets — Analyst
Okay that’s helpful. Thank you and good luck gentlemen.

Mike Klayko - Brocade Communications Systems, Inc. — CEO
Thank you.

Alex Lenke - Brocade Communications Systems, Inc. — Director, IR
Last question.

Operator
Kaushik Roy, Pacific Growth.

Kaushik Roy - Pacific Growth Equities — Analyst
Thank you. I was late in joining the call, but I’m assuming it’s going to be dilutive in January and April. If so, how much?

Richard Deranleau - Brocade Communications Systems, Inc. — CFO
Yes, so the nice thing, keep in mind, was that we’re going to stay within our model. Depending on when we close, there may be one quarter when you have some one-time charges. We’ve given you some visibility to that, but I think the real thing to focus on is this transaction is going to be, we believe it’s going to be 5% accretive in ‘09, and then the accretion just accelerates.
So from a financial point of view, this is a pretty strong combination.

Kaushik Roy - Pacific Growth Equities — Analyst
Okay, thank you so much.

Alex Lenke - Brocade Communications Systems, Inc. — Director, IR
Thanks everyone for joining us today. If there are any additional follow-up questions you have, please call Brocade Investor Relations at 408-333-6758. Thank you for joining us.

Operator
Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect.

Additional Information
In connection with the proposed transaction, Brocade and Foundry will be filing documents with the SEC, including the filing by Foundry of a proxy statement/prospectus and by Brocade of a registration statement on Form S-4 that includes the proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting Brocade Investor Relations at (408) 333-8000 or Foundry Investor Relations at (408) 207-1399. Investors and security holders may obtain free copies of the documents filed with the SEC on Brocade’s website at www.brcd.com or Foundry’s website at www.foundrynet.com/company/ir/ or the SEC’s website at www.sec.gov.
Foundry and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Foundry in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Foundry is also included in Foundry’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2008.